

VF 3-23-05

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puglisi & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Klein (212) 418-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Ste 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-28-2005

TH 3/23

OATH OR AFFIRMATION

I, Craig Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puglisi & Co., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARBARA E. BENCHIMOL
Notary Public, State of New York
No. 01BE6086021
Qualified in Kings County
Commission Expires January 13, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Puglisi & Co.

We have audited the accompanying statement of financial condition of Puglisi & Co. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puglisi & Co. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 4, 2005

PUGLISI & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	679,854
Cash - segregated (Note 2)		1,258,371
Due from clearing broker (Note 3)		3,702,436
Securities owned, at market value		873,048
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $868,843		1,134,515
Other		294,960
	$	**7,943,184**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts Payable and other liabilities	$	576,947
Commissions and payroll taxes payable		150,199
Due to clearing broker		160,216
Securities sold, not yet purchased, at market value		296,677
Total liabilities		1,184,039
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
SHAREHOLDERS' EQUITY (Note 5):		
Common stock, $0.01 par value; 1,000 shares authorized; 61.5 shares issued and outstanding		1
Additional paid-in capital		4,316,323
Retained earnings		2,442,821
Total shareholder's equity		6,759,145
	$	**7,943,184**

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Puglisi & Co. (the "Company") was incorporated in Delaware on June 25, 1987 and is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking services.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash - segregated represents investments in three month U.S. Treasury Bills that is collateral for a letter-of-credit (see Note 2).

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from three to five years. Leasehold improvements are amortized over the life of the related lease.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Securities owned or sold, but not yet purchased by the Company (including common stock, narrow and broad-based indices and futures) are recorded at market value and related changes in market value are reflected in income.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures and purchased options. Unrealized gains or loses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked-to-market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments. As of December 31, 2004, the Company did not own any derivative instruments and ceased using derivative financial instruments for trading purposes during the year ended December 31, 2004.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of options contracts and open equity in futures contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

For purposes of cash flows, the Company considers all demand deposits and highly liquid instruments with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service and by the State of New York. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Franchise Tax, while the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company leases office space and equipment under various operating leases expiring through 2006. Future minimum lease payments under the noncancellable leases as of December 31, 2004 are approximately as follows:

Year	Amount
2005	$ 3,197,490
2006	2,664,570
Total	$ 5,682,060

Total rental expense for operating leases was approximately $3,210,000 for the year ended December 31, 2004.

The Company utilizes a standby letter of credit with a financial institution to be used as a lease deposit in the amount of $1,125,000. This letter of credit is secured by investments in three-month U.S. Treasury Bills.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - DUE FROM CLEARING BROKER

Due from clearing broker represents cash and highly liquid investments deposited with the Company's clearing broker. Due from and due to clearing broker includes amounts due for security transactions made in connection with the Company's normal trading activities.

Following is a schedule of amounts included in due from clearing broker:

Receivable from clearing organization	$ 3,600,919
Commissions receivable	101,517
	$ 3,702,436

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated with an investment partnership (the "Limited Partnership") managed by the sole owner of the Company. The Company receives normal fees charged for the execution of purchases and sales of securities from the Limited Partnership. For the year ended December 31, 2004, the Company received approximately $3,715,000 as commission income from the Limited Partnership.

In addition, the Company received investment-banking fees from various private placement transactions during the year ended December 31, 2004. Included in investment banking revenue in the accompanying financial statements is approximately $92,000 received from related parties.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $3,889,352 and $1,000,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.19 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customer activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing broker is unable to fulfill its obligations and the Company has to purchase or sell financial instruments at a loss.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the federally insured limit. These amounts could be subject to loss should the bank cease business.

In the Company's trading activities, the Company has purchased securities and may incur losses if the market value of the securities decreases subsequent to December 31, 2004. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2004 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short maturity of those instruments. Securities owned, and securities sold, not yet purchased are valued as discussed in Note 1.